Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that it received notification on July 26, 2024 that Graham Hetherington, a

Non-Executive Director of the Company, acquired 850 Ordinary Shares of US$0.50 each in the Company ('Shares') at a price of £9.722471 per share on July 26, 2024 and a further 500 Shares at a price of £9.704308 on the same date.

Following these transactions, Graham has an interest in 21,651 shares in the Company.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graham Hetherington
2	Reason for the notification
a)	Position/status	Chair
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Purchase of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£9.722471	850
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	July 26, 2024
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graham Hetherington
2	Reason for the notification
a)	Position/status	Chair
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Purchase of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£9.704308	500
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	July 26, 2024
f)	Place of the transaction	London Stock Exchange (XLON)